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                                      NEW YORK LIFE INSURANCE COMPANY
                                      51 Madison Avenue  New York, NY 10010
                                      212-576-5522  Fax: 212-576-7101
                                      E-Mail: charles_f_furtado@newyorklife.com
                                      www.newyorklife.com

                                      CHARLES F. FURTADO, JR.
                                      Associate Counsel

VIA EDGAR AND UPS

March 13, 2009

Patrick Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

      Re: New York Life Insurance and Annuity Corporation ("NYLIAC") NYLIAC Variable Universal Life Separate Account - I (the "Registrant") New York Life Legacy Creator Single Premium Variable Universal Life Insurance (the "Policy") File Nos.: 811-07798/333-156513

Dear Mr. Scott:

      This letter sets forth responses to the Staff's comments contained in your letter dated February 27, 2009, relating to the Registration Statement on Form N-6 (File No. 333-156513) (the "Registration Statement") that was filed by NYLIAC on behalf of the Registrant with the U.S. Securities and Exchange Commission (the "Commission") on December 30, 2008. NYLIAC is also providing, on behalf of the Registrant, under separate cover, blacklined pages of the Registration Statement, reflecting the changes that we propose to file by pre-effective amendment on or about April 17, 2009, in response to the Staff's comments. In addition to our proposed responses to Staff comments, this pre-effective amendment will include an updated fee table and other financial information.

      Given NYLIAC's desire to begin marketing the Policies on or about May 15, 2009 ("Launch Date"), we also propose to file, simultaneously with the pre-effective amendment, a written request to accelerate the effectiveness of the Registration Statement to April 24, 2009, or as soon as practicable thereafter, in order to provide enough time to print the prospectuses in advance of the Launch Date.

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                                    Form N-6

1. Table of Fees and Expenses (pp. 8-12)

a. Base the Total Fund Annual Expenses on amounts incurred during the fiscal year ended December 31, 2008. See Item 3, Instruction 4(d). We note that the Registrant filed this initial Policy prior to the likelihood that 2008 numbers were available; however Registrant should insert the updated numbers in a pre-effective amendment to this registration statement.

RESPONSE TO COMMENT 1.a

In response to the Staff's comment, the Registrant will revise the Table of Fees and Expenses so that Total Annual Fund Companies' Operating Expenses reflect amounts incurred during the fiscal year ended December 31, 2008. The Registrant intends to insert such updated numbers in the pre-effective amendment to the Registration Statement.

b. In the table of Annual Portfolio Company Operating Expenses on page 9, state the period for which the expense reimbursement or fee waiver arrangement is expected to continue or whether it can be terminated at any time at the option of a portfolio. See item 3, Instruction 4(c).

RESPONSE TO COMMENT 1.b

In response to the Staff's comment, the Registrant will revise footnotes (a) and
(c) (at page 9 of the Registration Statement) to specify the period for which the expense reimbursement and/or fee waiver arrangements are expected to continue.

c. Please explain to the staff whether the contractual waiver for the Mainstay VP ICAP Select Equity Fund is renewable annually by the fund's board. If it must be renewed, and if the board meeting is less than one year away, the waiver amount should not appear in the fee table. However, the waiver may be reflected in a footnote.

RESPONSE TO COMMENT 1.c

In response to the Staff's comment, because the contractual waiver for the Mainstay VP ICAP Select Equity Fund is renewable annually by the fund's board, and the next meeting of the fund's board is expected to be less than one year from the effective date of the Registration Statement, the Registrant calls the Staff's attention to the fact that the waiver amount does not appear in the table on Fund Annual Expenses on page 10 of the Registration Statement, but rather in footnote (n) to that table on page 11 of the Registration Statement. The Registrant will revise this footnote to reflect the Management Fees and the associated contractual waivers that will be in effect as of May 1, 2009.

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2. Policy Premiums (p. 26-27)

Provide disclosure identifying where the premiums are held in the interim period between their receipt and time they are credited to the contractowner's selected investment options. See Item 7(f)(2).

RESPONSE TO COMMENT 2

In response to the Staff's comment, the Registrant calls the Staff's attention to existing disclosure that addresses where premiums are held in the interim period between their receipt and the time they are credited to the contractowner's selected investment options; namely, the first paragraph of the section on "Premiums--Timing and Valuation"; the second paragraph of the section on "Premiums--Free Look"; and the second paragraph of the section on "Premiums--Premium Payments" (all at page 35 of the Registration Statement).

For example, the first paragraph of the section on "Premiums--Timing and Valuation" (at page 35 of the Registration Statement) provides that:

            Your premium will be credited to your policy on the Business Day that it is received, assuming it is received prior to 4:00 p.m. Eastern Time. Any premiums received after that time will be credited to your policy on the next Business Day.

In addition, the second paragraph of the section on "Premiums--Free Look" (at page 35 of the Registration Statement) notes that:

            We will allocate premium payments you make with your application or during the Free Look period to our General Account until the end of the Free Look period. On the Business Day following the Free Look period, we will allocate the net premium plus any accrued interest to the Investment Divisions you have selected.

Finally, the second paragraph of the section on "Premiums--Premium Payments" (at pages 35-6 of the Registration Statement) begins with the following disclosure:

            All premium payments you make during the Free Look period are applied to our General Account. After the Free Look period, we apply your premium along with any interest credited, to the Investment Divisions of the Separate Account and/or the Fixed Account according to the most recent premium allocation you have given us. [...]

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3. Changing the Face Amount of Your Policy (p. 36)

Add disclosure that clarifies that the Registrant does not assess a transaction fee or partial surrender charge upon a change in face amount, but only deducts such a fee if a contractowner subsequently surrenders during the Surrender Charge Period.

RESPONSE TO COMMENT 3

In response to the Staff's comment, the Registrant has revised the fourth bullet in the third paragraph of the section on "Policy Payment Information -- Changing the Face Amount of Your Policy" (at page 37 of the Registration Statement) to clarify that an Underwritten Increase does not result in a deduction of surrender charges, but rather increases the maximum surrender charge that may be deducted on a surrender or partial withdrawal during the surrender charge period. In addition, we have added the following disclosure on transaction fees and surrender charges to the final paragraph of the section on "Policy Payment Information -- Changing the Face Amount of Your Policy" (at page 37 of the Registration Statement):

      We do not assess a transaction fee or surrender charge upon a change in Face Amount. Surrender charges are only deducted if, in the first nine Policy Years, you surrender your policy or take a partial withdrawal in excess of the Surrender Charge Free Window in that Policy Year. However, partial withdrawals (and any applicable surrender charges deducted during the Surrender Charge Period) may decrease the Face Amount to the extent that such withdrawals and charges are in excess of Policy Gain. (See "Partial Withdrawals and Surrenders -- The Effect of a Partial Withdrawal" for more information.)

4. Financial Statements, Exhibits, and Other Information

      Financial statements, exhibits, and other required disclosure not included in the registration statement should be filed in a pre-effective amendment to the Registration statement.

RESPONSE TO COMMENT 4

The Registrant intends to file by pre-effective amendment to the Registration Statement, all financial statements, exhibits, and other required disclosure not included in the Registration Statement.

5. Representation of Company

RESPONSE TO COMMENT

In response to the Staff's comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration

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Statement. Upon a request for acceleration of the effective date of the
Registration Statement, the Registrant undertakes that it will furnish a letter acknowledging that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff of the Division of Investment Management in connection with the filing of the Registration Statement or in connection with this response to the Staff's comments. The Registrant further acknowledges that a written request for acceleration of the effective date of the Registration Statement will confirm that those requesting acceleration are aware of their respective responsibilities.

                                    * * * * *

      We appreciate your review of our responses to your letter of February 27, 2009 and our proposed revisions to the Registration Statement. If you agree that our proposed revisions to the Registration Statement are adequate, we propose to make the approved changes and incorporate them into the pre-effective amendment that we will file on or about April 17, 2009.

      If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

                                               Sincerely,

                                               /s/ Charles F. Furtado, Jr.

                                               Charles F. Furtado, Jr.
                                               Associate Counsel

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